

Mail Stop 3561

November 30, 2009

Mr. Richard B. Cribbs
 Chief Financial Officer
COVENANT TRANSPORTATION GROUP, INC.
400 Birmingham Highway
Chattanooga, Tennessee 37419

> **Re:**   **Covenant Transportation Group, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 0-24960**

Dear Mr. Cribbs:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief